EXHIBIT 10.3

Addendum No. 1

To

Professional Engagement Agreement General Terms

Between

Calpine Corporation

And

PA Consulting Group, Inc.

THIS ADDENDUM NO. 1 ("Addendum No. 1") is made and entered into as of May 2, 2008 by and between Calpine Corporation ("CALPINE") and PA Consulting Group, Inc. ("PROFESSIONAL"). This Addendum No. 1 is entered into under and pursuant to the terms of that certain Professional Engagement Agreement General Terms Between Calpine Corporation and PA Consulting Group, Inc. dated as of May 2, 2008 (the "MSA") by and between CALPINE and PROFESSIONAL. Capitalized terms not defined in this Addendum No. 1 have the meanings given to such terms in the MSA.

This Addendum No. 1 is incorporated into the MSA as if fully set forth therein. Except to the extent otherwise provided herein, this Addendum No. 1 is subject to all the terms and provisions of the MSA. Notwithstanding the foregoing or anything else to the contrary in this Addendum No. 1 or the MSA, if any terms or conditions in this Addendum No. 1 are inconsistent or in conflict with the MSA, the provisions of this Addendum No. 1 shall control.

1. Purpose; Statement of Services; Compensation	This Addendum No. 1 sets forth the terms and conditions on which PROFESSIONAL will make Todd Filsinger, a Member of PROFESSIONAL'S Management Group ("SECONDEE"), available to serve as the interim Chief Operating Officer ("COO") of CALPINE (the "COO Services"). Compensation will be provided to PROFESSIONAL for the COO Services in the fixed fee amount of $220,000 per month plus expenses. This fee includes the services of SECONDEE plus an additional PROFESSIONAL consultant to support SECONDEE in this role. In addition, it may be necessary to use up to two additional Full Time Equivalents (FTEs) from PROFESSIONAL's staff to support SECONDEE. The two FTEs will be billed on a time and material basis at rates provided separately. The fees billed by these two FTEs will be included in the COO Services budget. SECONDEE and PROFESSIONAL will provide other services outside of the scope of this Addendum No. 1 (litigation support and other activities) at the hourly billing rate pursuant to the applicable Statement of Work. PROFESSIONAL may be entitled to a success fee at the discretion of the Chief Executive Officer.
2. Responsibilities, Power and Authority of SECONDEE	SECONDEE will report to the Chief Executive Officer. SECONDEE will have duties and responsibilities customary for a COO, including management of the business and affairs of, and direction and supervision of the employees of, CALPINE under the

direction of CALPINE's Board of Directors and CALPINE's Chief Executive Officer.

Notwithstanding anything to the contrary in the MSA (including Section 1.3 thereof), SECONDEE shall have the rights, power and authority, consistent with that normally given to and exercised by chief operating officers in similar corporations in CALPINE's industry, including without limitation (i) to control and direct the performance or activities of officers, employees and agents of, (ii) to enter into contracts, agreements and/or arrangements of and/or for the account of, and (iii) to incur obligations and liabilities on behalf of and/or for the account of, CALPINE. SECONDEE agrees to abide by all of CALPINE's posted policies and procedures on the CALPINE Today Intranet site or its successor Intranet site, including adherence to CALPINE's Code of Conduct.

SECONDEE shall diligently and faithfully perform to the best of his abilities all of the duties required of him as COO of CALPINE; provided, that notwithstanding anything to the contrary in the MSA, PROFESSIONAL shall not be held responsible for the failure of SECONDEE to so perform. Section 4 of the MSA shall be inapplicable to this Addendum No. 1 and the COO Services.

Notwithstanding anything to the contrary in this Addendum No. 1, the parties intend that SECONDEE shall at all times remain an employee of PROFESSIONAL and not of CALPINE. Notwithstanding Section 5.2 of the MSA or anything else in the MSA to the contrary, PROFESSIONAL and SECONDEE shall not be obligated to indemnify CALPINE in the event that SECONDEE is found not to be an independent contractor to CALPINE. Each of PROFESSIONAL, CALPINE and SECONDEE shall be responsible for the taxes, penalties and/or interest imposed on such party or for which such party is individually responsible with respect to the services provided by SECONDEE through PROFESSIONAL under the MSA and this Addendum No. 1, or as a result of any re-characterization by any governmental entity, including the Internal Revenue Service, of SECONDEE as other than an independent contractor to CALPINE with respect to such services. None of the aforementioned parties shall be responsible for any such taxes, penalties and/or interest imposed on any other aforementioned party or for which any other aforementioned party is individually responsible.

Notwithstanding Section 5.3 of the MSA or anything else in the MSA to the contrary, it shall be CALPINE that shall have sole discretion and control of the COO Services and the manner in which they are performed. CALPINE may give such orders and instructions to SECONDEE as CALPINE shall consider appropriate in its sole discretion, and PROFESSIONAL shall have no power or authority to give any orders or instructions to SECONDEE

2

	with respect to the COO Services. Section 5.3 of the MSA shall be inapplicable to this Addendum No. 1 and the COO Services.
3. Term and Termination of COO Services	Notwithstanding Section 2 of the MSA or anything else in the MSA to the contrary, this Addendum No. 1 shall continue in effect for the period commencing on the first date written above and extend on a month to month basis until terminated by either party prior to the expiration of the MSA. In addition to the termination rights of the parties under Section 2.2 of the MSA, either party may terminate this Addendum No. 1 at any time after the first date written above with thirty (30) days notice to the other party. CALPINE shall pay PROFESSIONAL for all authorized expenses and work performed under this Addendum No. 1 through the date of termination.
4. Release, Waiver and Indemnity	Notwithstanding Section 7.1 of the MSA or anything else in the MSA to the contrary, the parties agree that Sections 7.1 shall not apply to this Addendum No. 1, SECONDEE or the COO Services.

CALPINE (the "Indemnifying Party") agrees to indemnify, defend and hold harmless PROFESSIONAL and its affiliates, and all of their employees, officers, directors, shareholders, and joint ventures, including without limitation SECONDEE (as an employee of PROFESSIONAL, individually or otherwise except not with respect to SECONDEE individually only to the extent that SECONDEE willfully and knowingly violates applicable law by his actions taken in his capacity as COO)(collectively the "Indemnified Party") from and against any and all claims, demands, losses, damages, liabilities, expenses, obligations, judgments, recoveries and deficiencies (collectively "Losses"), in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative arising out of, related to, or in connection with in any way (x) SECONDEE's serving as COO of CALPINE and/or providing the COO Services or (y) any other acts or omissions of SECONDEE while serving as COO of CALPINE (collectively, the "Indemnified Matters"). The Indemnifying Party's obligation to indemnify hereunder is predicated upon the Indemnified Party (a) giving prompt written notice of any Loss, (b) giving the Indemnifying Party the opportunity to assume sole control over the defense and settlement, if applicable, of the Loss, and (c) providing, at the Indemnifying Party's sole expense, all reasonably requested and relevant information, assistance and authority to enable the Indemnifying Party to perform its obligations hereunder. The Indemnifying Party shall be permitted to settle any Losses except that it shall not settle any Losses in any manner which would impose any penalty, cost or limitation whatsoever on the Indemnified Party or negatively impact the reputation of Indemnified Party without Indemnified Party's written consent, which shall not be unreasonably withheld. |

	CALPINE, on behalf of itself and its shareholders, employees, officers, directors, agents, affiliates, advisors, consultants, accountants and attorneys (collectively, "Representatives") and their respective assigns and successors in interest, hereby releases and forever discharges the Indemnified Parties and their assigns and successors from and against any and all actions, causes of action, suits, countersuits, debts, controversies, damages, claims, demands, rights to contribution or indemnification, losses, liabilities, fees or expenses (including attorneys' and other experts' fees and disbursements), in each case of whatsoever kind or nature, whenever occurring, whether fixed or contingent or accrued or unaccrued or choate or inchoate (collectively, "Claims"), arising out of, related to, or in connection with the Indemnified Matters. This release includes any Claims that may be discovered in the future and regardless of whether any Losses therefrom occur before or after the execution of this Addendum No. 1, and includes claims for actual, consequential and punitive damages, and whether arising in contract, tort, strict liability, under statute or otherwise. CALPINE AGREES TO ASSUME THE RISK OF ANY AND ALL UNKNOWN, UNANTICIPATED OR MISUNDERSTOOD CLAIMS (AS DEFINED IN THE PRECEDING PARAGRAPH) WHICH ARE HEREBY RELEASED, AND HEREBY WAIVES AND RELEASES ALL RIGHTS AND BENEFITS WHICH IT MIGHT OTHERWISE HAVE UNDER THE ANY APPLICABLE LAW WITH REGARD TO THE RELEASE OF UNKNOWN, UNANTICIPATED OR MISUNDERSTOOD CLAIMS. CALPINE ALSO WAIVES ANY OTHER RIGHT WHICH IT MIGHT OTHERWISE HAVE UNDER ANY OTHER LAW OF ANY APPLICABLE JURISDICTION WHICH MIGHT LIMIT OR RESTRICT THE EFFECTIVENESS OR SCOPE OF THIS RELEASE.
5. Insurance	Section 6.1 of the MSA shall not apply to SECONDEE and the COO Services. Notwithstanding Section 5.3 of the MSA or anything else in the MSA to the contrary, CALPINE, and not PROFESSIONAL, shall have sole responsibility for maintaining insurance covering SECONDEE in his capacity as COO. Without limiting the scope of the foregoing, PROFESSIONAL shall cause SECONDEE to be covered by (i) its directors' and officers' insurance and (ii) all other insurance of PROFESSIONAL that may now or hereafter during the term of this Addendum No. 1 provide coverage to officers and employees of PROFESSIONAL (in each case, whether by rider or otherwise).
6. Compliance with Law and	Notwithstanding anything in Section 10.1 of the MSA or otherwise to the contrary, it shall be CALPINE that shall be responsible for ensuring that all

CALPINE's Policies	COO Services, and SECONDEE's actions taken in his capacity as COO, comply with applicable law (except for purposes of this Section 6 only, SECONDEE shall be individually responsible in cases where SECONDEE willfully and knowingly violated applicable law by his actions taken in his capacity as COO), including the responsibility for any and all disclosures and filings required by rules and regulations promulgated by the SEC and CALPINE'S policies and procedures (other than CALPINE's posted policies and procedures on the CALPINE Today Intranet site or its successor Intranet site, including adherence to CALPINE's Code of Conduct as is consistent with Section 2 of this Addendum No. 1 (collectively "CALPINE's Policies")). For the avoidance of doubt, PROFESSIONAL shall be only responsible for making SECONDEE and any of its employees providing the COO Services for CALPINE hereunder aware of the requirement under this Addendum No. 1 to adhere to CALPINE's Policies - as defined above.
7. Survivability	In the event of expiration or termination of this Addendum No. 1 or the MSA for any reason whatsoever, Sections 2 (last three paragraphs), 4, 5 and 6 of this Addendum No. 1 shall survive such expiration or termination and remain in full force and effect in accordance with their terms.

IN WITNESS WHEREOF, this Addendum No. 1 is executed effective as of the day and year first above written.

CALPINE CORPORATION

PA CONSULTING GROUP, INC.

By: /s/ R. P. May

By: /s/ Todd Filsinger

Name: Robert May

Name: Todd Filsinger

Title: Chief Executive Officer

Title: Managing Partner

Address: 717 Texas Ave, Suite 1000
               Houston, Texas 77002

Address: 1700 Lincoln Street, Suite 4600
               Denver, Colorado 80203

Accepted and Agreed to:

By: /s/ Todd Filsinger
Name: Todd Filsinger